Exhibit 1

Third Quarter 2007 Highlights

•
Palladium production for the three months ended September 30, 2007 was 69,283 oz, an increase of 15.9% compared to the same period last year. Year-to-date palladium production of 214,739 oz has increased 30.9% compared to last year.

•
Revenue before pricing adjustments for the third quarter of 2007 increased $4.0 million compared to 2006, reflecting higher volumes and improved commodity pricing of $8.1 million, partially offset by the lower exchange rate of $4.1 million due to continued strengthening of the Canadian dollar. This revenue increase was, however, more than offset by a $6.4 million negative foreign exchange pricing adjustment in the third quarter of 2007, arising from the mark-to-market of concentrate awaiting settlement. For the nine months ended September 30, 2007, revenue after adjustments increased to $149.4 million from $108.4 million reflecting higher volumes and commodity prices of $69.8 million, partially offset by a negative foreign exchange variance of $20.1 million (includes $14.0 million mark-to-market pricing adjustment).

•
Operating cash flow for the quarter (before changes in non-cash working capital)1 improved by $1.4 million to $4.1 million compared to operating cash flow of $2.7 million in 2006.

•
The net loss for the third quarter of 2007 was $14.0 million or $0.25 per share compared to a net loss of $11.2 million or $0.21 per share in the same period last year. For the nine months ended September 30, 2007, the net loss was $17.6 million or $0.32 per share compared to a net loss of $26.7 million or $0.51 per share in the comparable period last year.

•
Palladium sales in the quarter were recorded at US$344 per oz compared to US$313 per oz in the comparable quarter last year, while by-product metal prices, with the exception of nickel, also realized considerable gains. Palladium accounted for 41% of the quarter's total revenues while nickel and platinum continued to be important sources of revenue, at 19% and 18% of the quarter's total revenue respectively.

•
Cash cost per ounce of palladium produced,1 net of by-product metal revenues and royalties, was US$224 for the third quarter 2007 compared to US$239 in the same period last year, primarily due to the impact of the strengthening Canadian dollar on both costs and by-product revenue realized.

•
Spot palladium prices during the quarter averaged US$349 per oz compared to US$324 per oz in the comparable quarter of 2006. The Company's performance is highly correlated to prevailing palladium and by-product metal prices as it continues to sell all its metal production into the spot markets.

•
The Company's debt position at September 30, 2007 was $52.6 million and reflects a reduction of $12.9 million (20%) and $22.3 million (30%) compared to June 30, 2007 and December 31, 2006 respectively.

Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A

Management's Discussion and Analysis

The following is management's discussion and analysis ("MD&A") of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations for the three month and nine month period ended September 30, 2007, compared to those of the respective period in the prior year. This MD&A has been prepared as of November 5th, 2007 and is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for the nine months ended September 30, 2007 (collectively, the "Financial Statements"). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should also be read in conjunction with the annual audited consolidated Financial Statements for the three years ended December 31, 2006, the related annual MD&A included in the 2006 annual report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. All amounts are in Canadian dollars unless otherwise noted.

KEY RESULTS
Operating Results

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006 *

Palladium (oz)	69,283	59,756	214,739	164,097
Payable Palladium (oz)**	64,086	54,759	197,177	149,714
Platinum (oz)	5,946	5,612	18,713	15,796
Gold (oz)	5,125	4,313	14,756	12,128
Nickel (lbs)	734,144	621,287	2,262,625	1,856,600
Copper (lbs)	1,411,770	1,261,765	4,092,367	3,734,137

Ore Tonnes Milled	1,308,007	1,164,029	3,840,614	3,391,282
Ore Tonnes Mined – Underground	170,532	201,363	566,611	498,660
Ore Tonnes Mined – Open Pit	1,099,309	1,018,386	3,380,073	3,002,383

Waste Tonnes Mined – Open Pit	1,765,103	2,015,546	5,519,165	6,957,911

Waste Strip Ratio – Open Pit	1.61:1	1.98:1	1.63:1	2.32:1

*
Metal production and tonnes milled includes pre-production activities from the underground mine that was not recorded as revenue but rather offset against the underground mine's capital development costs. Metal production from the underground pre-production included 9,004 oz of palladium and other associated by-product metals.

**
Net of smelter losses

Financial Results
(thousands of dollars except per share amounts)

	2005	2006				2007

	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Revenue from metal sales – before pricing adjustments	$19,591	$24,356	$36,698	$38,704	$46,061	$60,304	$53,451	$42,674
Pricing adjustments:
– Commodities	5,814	6,952	566	2,927	1,230	9,141	(2,421)	237
– Foreign exchange	204	184	(1,745)	(200)	3,467	(1,006)	(6,535)	(6,419)

Revenue from metal sales	25,609	31,492	35,519	41,431	50,758	68,439	44,495	36,492
Cash flow from operations, prior to changes in non-cash working capital[1]*	(7,055)	(260)	(965)	2,715	8,422	23,037	12,865	4,068
Exploration expense	3,701	2,024	2,659	2,576	4,572	3,228	798	2,933
Net income (loss)	(11,037)	(4,141)	(11,325)	(11,247)	(7,396)	5,507	(9,066)	(14,033)
Basic net income (loss) per share	(0.21)	(0.08)	(0.22)	(0.21)	(0.14)	0.10	(0.17)	(0.25)
Fully diluted net income (loss) per share	(0.21)	(0.08)	(0.22)	(0.21)	(0.14)	0.10	(0.17)	(0.25)

*
Includes exploration expense. Certain prior period amounts have been reclassified to conform to a classification adopted in the current period.

1
Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

RESULTS OF OPERATIONS

The Company earned revenue of $36.5 million for the three months ended September 30, 2007 compared to revenue of $41.4 million for the corresponding period in 2006. The loss from mining operations for the three months ended September 30, 2007 was $14.9 million, an increase of $8.8 million compared to the same period last year. For the nine months ended September 30, 2007 the Company earned revenue of $149.4 million compared to revenue of $108.4 million for the corresponding period in 2006. The loss from mining operations for the nine months ended September 30, 2007 was $11.2 million, an improvement of $7.4 million compared to the same period last year.

Sales of metals in concentrate are recognized in revenue when concentrate is delivered to a third party smelter for treatment. However, final pricing is not determined until the refined metal is sold which can be up to six months later. Accordingly, revenue in a quarter is based on current US dollar denominated commodity prices and foreign exchange rates for sales occurring in the quarter and ongoing pricing adjustments from prior sales that are still subject to final pricing. These final pricing adjustments result in additional revenues in a rising commodity price environment and reductions to revenue in a declining price environment. Similarly, a weakening in the Canadian dollar relative to the US dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues. Effective April 1, 2007, the amount of the final pricing adjustments recognized on any commodity price changes will also be reduced by any price participation deductions as provided for in the Company's smelting and refining agreement. The Canadian dollar strengthened against the U.S. dollar to $1.00 at September 30, 2007 compared to $0.90 at September 30, 2006 and $0.94 at June 30, 2007.

Revenue before pricing adjustments for the third quarter of 2007 increased $4.0 million compared to the third quarter of 2006, reflecting higher volumes and improved pricing of $8.1 million, offset by the lower exchange rates of $4.1 million. Negative pricing adjustments from the mark-to-market of concentrate awaiting settlement in the third quarter of 2007 reduced revenue in the quarter by $6.2 million ($6.4 million negative foreign exchange adjustment offset partially by a $0.2 million favourable commodity price adjustment). This compares to positive pricing adjustments from the mark-to-market of concentrate awaiting settlement in the third quarter of 2006 of $2.7 million ($2.9 million positive price adjustment and $0.2 million negative foreign exchange adjustment).

For the nine months ended September 30, 2007, revenue before pricing adjustments of $156.4 million increased $56.7 million from the comparable period of 2006, reflecting higher volumes and improved pricing of $62.8 million, partially offset by unfavourable foreign exchange rates of $6.1 million. Negative pricing adjustments from settlements and the mark-to-market of concentrate awaiting settlement for the nine months ended September 30, 2007 reduced revenue by $7.0 million ($14.0 million negative foreign exchange adjustment, partially offset by a $7.0 million favourable commodity price adjustment). This compares with positive adjustments in the same period last year of $8.7 million ($10.4 million positive commodity price adjustment partially offset by a $1.8 million negative foreign exchange adjustment). For the nine months ended September 30, 2007, revenue after adjustments was $149.4 million, an increase of 38%, compared to revenue of $108.4 million the same period last year.

For the three months ended September 30, 2007, palladium sales were recorded at US$344 per ounce, up 10% compared to US$313 in the same period last year, but down from US$365 when compared to the the previous quarter. Revenue in the third quarter of 2007 from the sale of palladium before pricing adjustments increased to $21.3 million from $19.3 million, but after pricing adjustments from the mark-to-market of concentrate awaiting settlement was lower at $15.0 million (41% of total revenue) compared to $19.7 million (48% of total revenue) in 2006. For the nine months ended September 30, 2007, palladium sales before pricing adjustments increased 49% to $73.1 million and after pricing adjustments increased by 32% to $68.0 million, as compared to $51.5 million in 2006.

Revenue from by-product metal sales after pricing adjustments in the three months ended September 30, 2007 decreased by 1% to $21.5 million compared to $21.7 million in the same period last year. Prices recorded for by-product metals in the third quarter of 2007 were: platinum US$1,377 per oz. (2006 – US$1,137), nickel US$14.08 per lb (2006 – US$13.06), gold US$742 per oz. (2006 – US$598) and copper US$3.66 per lb (2006 – US$3.44). By-product metal prices recorded during the third quarter of 2007 compared to the second quarter of 2007 were mixed, with improvements seen in platinum (8%), copper (7%) and gold (13%) and a reduction in nickel (13%). For the nine months ended September 30, 2007, total by-product revenues after pricing adjustments increased by 43% to $81.4 million, as compared to $57.0 million in 2006. In particular, nickel sales for the first nine months of 2007 increased 76% to $35.7 million compared to $20.2 million in the corresponding period of 2006.

During the three months ended September 30, 2007, 170,532 tonnes of ore were extracted from the Lac des Iles underground mine, with an average palladium grade of 5.77 grams per tonne, compared to 201,363 tonnes with an average palladium grade of 5.98 grams per tonne during the same period last year. For the nine months ended September 30, 2007, underground production was 566,611 tonnes at an average palladium grade of 5.72 grams per tonne. Comparisons against the first nine months of 2006 are not meaningful as the underground mine only achieved commercial production in the second quarter of 2006. In the Lac des Iles open pit operation for the nine months ended September 30, 2007, 1,099,309 tonnes of ore were extracted with an average palladium grade of 1.75 grams per tonne compared to 1,018,386 tonnes at an average palladium grade of 1.64 grams per tonne in the same period last year. Over this period, the open pit strip ratio substantially improved to 1.61, compared to 1.98 in the same period for 2006. For the nine months ended September 30, 2007 the strip ratio improved to 1.63 compared to 2.32 in the comparable period for 2006.

Operating results for the three and nine months ended September 30, 2007 saw palladium production increases over the corresponding periods last year of 16% and 31% respectively. During the three months ended September 30, 2007, the mill processed 1,308,007 tonnes of ore at an average of 14,217 tonnes per day, producing 69,283 ounces of palladium. Over the same period in 2006, the mill processed 1,164,029 tonnes of ore at an average of 12,652 tonnes per day, producing 59,756 ounces of palladium. The average palladium head grade was 2.24 grams per tonne in the third quarter of 2007, compared to 2.20 grams per tonne in the corresponding period of 2006. For the nine months ended September 30, 2007, mill production was 3,840,614 tonnes, producing 214,739 ounces of palladium with an average palladium head grade of 2.33 grams per tonne, compared to 3,391,282 tonnes, producing 164,097 ounces of palladium at an average palladium head grade of 2.07 grams per tonne during the same period last year. In the third quarter of 2007, palladium recoveries were 73.8% as compared to 72.7% in third quarter of 2006, while mill availability in the period improved to 93% compared to 87%. The year to date improvement in production was achieved despite a number of power outages in May and June caused by lightning strikes, which resulted in unscheduled downtime to the primary crusher and the #1 ball mill. The mill's increased results reflect continued improvement to the throughput and availability due to the Company identifying and systematically resolving issues. As reported in the fourth quarter of 2006, a team of dedicated employees at the Lac des Iles site has made improvements to the flotation circuit, implemented proactive preventative maintenance programs, made changes to the mill flow sheet and the reagent mix, and improved the quality of recycled water.

Total production costs for the three months ended September 30, 2007 of $28.8 million reflected a small decrease from the $30.3 million in same period of 2006. For the nine months ended September 30, total production costs increased from $82.9 million in 2006 to $94.5 million in 2007, mainly due to the inclusion of the underground mine production costs for the three months ended March 31, 2007 of $8.1 million, which for the corresponding period in 2006 were capitalized as pre-production costs. Unit cash costs1 to produce palladium production costs (including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, increased to $224 (US$225) per ounce in the third quarter of 2007 compared to $239 (US$215) per ounce in the corresponding period of 2006. The increase in unit cash costs was primarily due to the impact of the strengthening Canadian dollar on both costs and

1
Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

  by-product revenue realized. In addition, there is continued upward pressure on the cost of materials, particularly steel, tires (due to the current world supply constraints), power and diesel fuel.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset. The Company's management believes an impairment charge and a corresponding reduction in the carrying value of its mining interests is not required. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible impairment charges.

Non-cash amortization increased to $12.2 million in the third quarter of 2007 compared to $9.0 million in the corresponding period of 2006. The higher amortization is attributable to the 16% increase in palladium production, as well as the adjustment in the mine plan that was effective from the fourth quarter of 2006, and that resulted in an increase in the unit of production amortization rate. For the nine months, amortization increased to $36.0 million compared to $20.1 million in 2006 reflecting the 31% increase in palladium production, the aforementioned adjustment in rates, as well as the inclusion of the first quarter 2007 amortization of the underground mine development costs, which commenced commercial production in April 2006.

Exploration expense was $2.9 million in the third quarter of 2007 compared to $2.6 million in the corresponding period last year and $7.0 million for the first nine months of 2007, compared to $7.3 million during the same period last year. Included in the 2007 year to date expense is $3.0 million spent on the Arctic Platinum Project ("APP") as the Company continues its activities in Finland. Costs associated with the APP project are being charged to exploration expense as incurred until it is determined whether the project can be economically developed, at which time the costs will be capitalized. In addition, the Company continued its exploration of the Offset High Grade Zone ("OHGZ") at the Lac des Iles mine. Diamond drilling commenced in the second quarter of 2007 and the goal of this program is to provide detailed information as to the metals distribution for the upper portion of the OHGZ.

Work continues on the Shebandowan nickel-copper-PGM project and drill results from its Phase II drill campaign were announced in a press release on May 1, 2007. A Technical Report prepared in compliance with the requirements of National Instrument 43-101 disclosing the results of the mineral resource estimate was filed on October 26, 2007.

For the three months ended September 30, 2007, there was a $14.9 million loss from mining operations compared to a $6.1 million loss in the corresponding period of 2006. The increased loss from mining operations of $8.8 million, is due to lower revenue of $4.9 million (full details of which are set out above) and a $3.9 million increase in operating expenses (mainly amortization $3.2 million), when compared to 2006. For the nine months ended September 30, 2007, there was a $11.2 million loss from mining operations compared to a $18.6 million loss in the corresponding period of 2006. The decreased loss from mining operations of $7.4 million, is due to increased revenues of $41.0 million (full details of which are set out above) partially offset by a $33.6 million increase in operating expenses (due to increased production costs of $11.6 million as a result of the underground mine commencing commercial production in the second quarter of 2006, amortization of $15.9 million and smelter treatment, refining and freight costs of $5.6 million all reflecting the higher volume in 2007).

Other income and expense, which includes interest income and expense, accretion expense on the convertible notes and foreign exchange gains and losses, was an expense of $1.2 million in third quarter of 2007 compared to an expense of $5.3 million in the corresponding period of 2006. The decrease in 2007 is mainly due to a $3.2 million foreign exchange gain which relates primarily to the translation of the

Company's US dollar denominated convertible notes and credit facilities. For the nine months ended September 30, 2007, other income and expense was an expense of $7.3 million, compared to an expense of $9.4 million in the same period for 2006. The year to date expense decrease of $2.1 million is due primarily to an increased foreign exchange gain of $7.6 million on the Company's US dollar denominated debt offset partially by higher accretion expenses of $4.5 million which reflects accretion expenses relating to convertible notes payable in the first quarter of 2007 of $4.3 million (2006 – $nil). For the third quarter of 2007, the Company incurred interest expense on long-term debt of $0.9 million compared to $1.5 million in the same period last year. The reduced interest expense in the current quarter is attributable to the reduction in long term debt and the favourable foreign exchange impact since most of the long term debt is US dollar denominated. For the nine months ended September 30, 2007, interest expense was $3.6 million, consistent with the same period in 2006. For the nine months ended September 30, 2007, interest expense on the convertible notes payable of $2.0 million has been settled by the issuance of common shares 232,775 common shares (Twelve months ended December 31, 2006 $2.0 million – 242,158 common shares issued), pursuant to the convertible note holders' directions. Interest income in the third quarter of 2007 was $0.1 million and $0.3 million for the nine months compared to $0.1 million and $0.6 million for the comparable periods in 2006.

For the three months ended September 30, 2007, there was a tax recovery of $2.0 million (2006 recovery of $0.1 million) from reversal of prior period provisions due to operating losses and the recovery of taxes related to flow-through shares renounced. For the nine months ended September 30, 2007 there is a tax recovery of $0.9 million (2006 – $1.4 million). For the three months ended September 30, 2007, the Company reported a net loss of $14.0 million or $0.25 per share compared to net loss of $11.2 million or $0.21 per share for the three months ended September 30, 2006. For the nine months ended September 30, 2007 the net loss was $17.6 million or $0.32 per share compared to a net loss of $26.7 million or $0.51 per share in the same period last year.

Compared to the second quarter of 2007, revenue declined by $8.0 million. The decrease arose despite higher production volumes (69,283 oz of palladium in Q3 2007 vs. 66,651 oz palladium in Q2 2007) and metal prices (with the exception of palladium which decreased from US$365 to US$ 344 in the quarter), which were more than offset by the negative foreign exchange from the strengthening Canadian dollar and the negative mark-to-market adjustments on settlements and on concentrate awaiting settlement of $6.2 million ($0.2 million positive price adjustment and a negative foreign exchange adjustment of $6.4 million).

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations1 (prior to changes in non-cash working capital) was $4.1 million in the three months ended September 30, 2007, compared to cash provided by operations of $2.7 million in 2006. The $1.4 million improvement was mainly attributable to the impact of an unrealized foreign exchange loss ($3.7 million) and increased non cash amortization expense ($3.1 million) offset partially by the increased net loss ($2.8 million). For the nine months ended September 30, 2007, cash provided by operations1 was $40.0 million an improvement of $38.5 million from the prior year when cash provided by operations1 was $1.5 million. This improvement reflects a lower net loss ($9.1 million) and higher non-cash add backs including amortization ($15.9 million), unrealized foreign exchange loss ($7.6 million) and accretion expense relating to the convertible notes payable ($4.5 million). Changes in non-cash working capital generated $5.4 million of cash for the three months ended September 30, 2007, as compared to cash consumed of $3.4 million for the corresponding period of 2006. For the nine months ended September 30, 2007, non-cash working capital required $25.0 million compared to $29.7 million in 2006.

Palladium awaiting settlement decreased to 125,226 ounces at September 30, 2007 compared to 129,496 ounces at December 31, 2006. The decrease in the physical quantities of metal in the concentrate awaiting settlement, combined with the higher prices used to value the concentrate awaiting settlement,

1
Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

  offset by the strengthening Canadian dollar resulted in a $1.0 million (1%) increase in the value of concentrate awaiting settlement as at September 30, 2007, compared to December 31, 2006. After allowing for non-cash working capital changes, cash provided by operations was $9.4 million in the three months ended September 30, 2007 compared to cash usage of $0.6 million in the three months ended September 30, 2006 and for the nine months ended September 30, 2007, cash provided by operations was $15.0 million, compared to cash usage of $28.2 million in 2006.

As at September 30, 2007 the Company had a liability of $4.0 million (US$4.0 million) from Auramet Trading, LLC, ("Auramet") under the palladium and platinum advance purchase facility.

On February 27, 2007, the Company completed a private placement of 550,000 flow-through common shares at $11.00 per share for gross proceeds of $6.0 million. These proceeds will be used to expedite work on the Shebandowan Project.

Investing activities required $2.9 million of cash in the third quarter of 2007, the majority of which was attributable to the ongoing lateral development for the underground mine and the 2007 expansion of the tailings management facilities. This compares with $4.1 million of net investing activities in the same period last year, which was mainly related to the underground mine development. For the nine months ended September 30, 2007, investing activities required $11.5 million compared to $15.2 million in the comparable period last year.

The Company's debt position reduced to $52.6 million at September 30, 2007 compared to $74.9 million at December 31, 2006. As at September 30, 2007, three principal payments related to Tranche I of the convertible notes totaling US$11.7 million and the first principal payment related to Tranche II of the convertible notes totaling US$1.5 million had been made. These payments were settled in a non-cash transaction by the issuance of 1,642,596 common shares. The reduction in debt also includes scheduled long term debt repayments ($6.2 million), scheduled capital lease repayments ($2.3 million) and the repayment of the Kaiser-Francis Oil Company ("Kaiser-Francis") credit facility ($5.8 million) from the first advance under the Auramet palladium and platinum advance purchase agreement. In addition, the strengthening of the Canadian dollar resulted in an unrealized foreign exchange translation gain on US dollar denominated debt at September 30, 2007 of $8.1 million.

On October 12, 2006 the Company closed a transaction with Kaiser-Francis for a US$5.0 million short term working capital loan maturing December 31, 2006. The interest rate under the loan was the 30-day LIBOR plus 2.5% per annum. The Company paid a commitment fee of US$37 and amounts not drawn under the loan were subject to a standby fee of 0.125% per annum. In connection with the loan, the Company granted to Kaiser-Francis a first priority security interest on the inventory and receivables of the Company. On December 13, 2006 the maturity date was extended to March 31, 2007, with no other change in terms. The Company paid a commitment fee of US$25 for the extension. In accordance with the terms of the Auramet palladium and platinum advance purchase agreement, the first advance received from Auramet on March 7, 2007 was used to repay this loan to Kaiser-Francis.

As at September 30, 2007, the Company had cash on hand of approximately $4.2 million (December 31, 2006 – $3.2 million) and working capital of $59.1 million (December 31, 2006 – $50.8 million).

The Company recognized its need for additional working capital to fund its expected operations over the next twelve months as the inventory of concentrate awaiting settlement continues to increase and as the lateral development of the underground mine continues. To meet this need, on January 19, 2007 the Company entered into a platinum and palladium advance purchase facility with Auramet Trading, LLC by which the Company may, at its election, receive advance payments not exceeding an aggregate maximum amount of US$25.0 million. The Company is required to pay monthly a commitment fee of 0.5% per annum, on the unused portion of the Auramet facility. As at September 30, 2007, the Company had outstanding advances from Auramet of $4.0 million (US $4.0 million). Metals in settlement of this advance were delivered in October and as at September 30, 2007 the Company had an obligation to deliver 10,000 ounces of palladium and 1,000 ounces of platinum in satisfaction of these outstanding advances. The Company is continuing to review various other financing options.

CONTRACTUAL OBLIGATIONS

As at September 30, 2007	Payments Due by Period
(thousands of dollars)	Total	1 Year	1-3 Years	4-5 Years

Senior credit facility	$11,410	$5,950	$5,460	$–
Capital lease obligations	3,946	1,689	2,257	–
Convertible notes payable	33,293	27,997	5,296	–
Interest obligations	1,820	1,266	554	–
Operating leases	3,312	1,317	1,876	119
Other purchase obligations	3,409	3,409	–	–

	$57,190	$41,628	$15,443	$119

There are no payments due after five years.

RELATED PARTY TRANSACTIONS

In December 2001, Kaiser-Francis provided a US$20.0 million non-revolving credit facility to finance the Company's working capital requirements. In the second quarter of 2004, the Kaiser-Francis credit facility was extended to June 30, 2006. Interest was based on the 30-day LIBOR plus 2.50% and the standby fee was 0.125% per annum. This facility was repaid on June 23, 2006 pursuant to the terms of the Series II convertible note issued on that date. The amount paid to Kaiser-Francis for interest and standby fee on this facility in 2006 was $0.6 million.

On October 12, 2006 the Company closed a transaction with Kaiser-Francis for a US$5.0 million short term working capital loan maturing December 31, 2006. On December 13, 2006, the maturity date was extended to March 31, 2007. Interest on this new facility was based on the 30-day LIBOR plus 2.5% and the standby fee was 0.125% per annum. This facility was repaid on March 7, 2007. As of October 19, 2007, Kaiser-Francis held approximately 48% of the outstanding common shares of the Company.

REVIEW OF OPERATIONS AND PROJECTS

Lac des Iles – Operations and Exploration Activity

The Company commenced the development of an underground mine at its Lac des Iles operation in the second quarter of 2004. Commercial production from the underground operations commenced on April 1, 2006 and, from this date, production from the underground operations has been reflected in the operating results of the Company. The development and mining of the underground is proceeding according to plan. As with all new underground operations, the mine has encountered some localized changes in ground conditions, water inflows, etc. However, these have been identified and mitigated so as not to affect safety and current production levels.

The Company continues its exploration of the Offset High Grade Zone ("OHGZ"), located approximately 250 metres to the west of the current underground mine at Lac des Iles. Drilling from the exploration drift commenced in the second quarter of 2007. The OHGZ remains open along strike and at depth. On February 23, 2007 an updated mineral resource estimate was completed by Scott Wilson Roscoe Postle Associates Inc. (see press release dated April 2, 2007) comprising the OHGZ and the Roby Footwall Zone. This estimate suggests an indicated mineral resource of 3.24 million tonnes grading 5.45 grams per tonne palladium and an inferred resource of 12.80 million tonnes grading 5.25 grams per tonne palladium calculated at a cut-off grade of 3.6 grams of palladium equivalent per tonne. Early in the third quarter of 2007, the Company engaged two consulting firms to conduct a Preliminary Economic Assessment (Scoping Study) of three potential exploitation/operating scenarios for the OHGZ. The Company expects to receive the Preliminary Economic Assessment by the first quarter of 2008. On October 3, 2007 the Company announced initial drilling results for the OHGZ that support the mineral resource estimate prepared by Scott Wilson Roscoe Postle Associates Inc.

In the Lac des Iles open pit, management is currently considering the viability of a Phase V pushback of the pit, with a view to extending its mine life. Pursuit of this option would likely require sustained favourable economic conditions during the pushback. The expanded open pit could provide supplemental mill feed for a possible OHGZ underground mine and allow the mine to operate at current production levels for additional years beyond the current planned mine life.

Other Exploration Activity

In addition to the operations and exploration activities around the Lac des Iles mine site, the Company continues to pursue new PGM and nickel-copper opportunities. The Company is party to an option and joint venture agreement with Inco Limited (now CVRD Inco) entitling it to earn a 50% interest in the Haines-Conacher property and the past producing Shebandowan mine (the "Shebandowan Property"). The Shebandowan Property is a nickel-copper-PGM property located approximately 100 km southwest of the Lac des Iles mine. Successive diamond drilling programs in 2005 and 2006 were carried out on three relatively shallow mineralized zones known as the West, Road and "D" zones (the "Shebandowan West Project"). On October 25, 2007, the Company issued a press release announcing the filing of a Technical Report in compliance with National Instrument 43-101. The mineral resource estimate found measured and indicated resources for the Shebandowan West Project total approximately 2.58 million tonnes grading 0.91% nickel and 0.62% copper. Management is confident that it will satisfy the conditions of the earn-in before the end of 2007. The Company is currently assessing the capital expenditure requirements to refurbish its old mill at Lac des Iles to process ore from Shebandowan. The old mill could add up to 2,400 tonnes per day to the milling capacity at the Lac des Iles site.

The Company is also activly satisfying the conditions of its 60% earn-in right at the Arctic Platinum Project ("APP") in Finland (subject to a back-in right in favour of Gold Fields which, if exercised, would decrease the Company's interest to 50%). In order to earn the 60% interest and become the project operator, the Company must incur US$12.5 million in approved expenditures, complete a feasibility study, make a production decision, and issue Gold Fields approximately 9.2 million common shares (for a 60% interest) on or before August 31, 2008. As at September 30, 2007, the Company has incurred $9.8 million (US$9.8 million) in expenditures on the APP and these costs have been charged as exploration expenses.

Diamond drills were mobilized into the Narkaus area in 2006 to commence exploration and infill drilling on the Siika-Kama, Kuohunki and Nutturalampi targets. Forty-nine holes totaling 8,716 metres were completed and the results from this program were released on October 30, 2006 and on June 1, 2007. Revised resource models have been completed for two of the deposits that comprise the Suhanko project, which was the subject of a previous feasibility study carried out by Gold Fields in 2005. A program of in-fill drilling was completed at the Ahmavaara deposit in 2007 and Phase I and Phase II results were released July 12, 2007 and September 24, 2007 respectively. On October 22, 2007, the Company announced the final drill results at the Ahmavaara deposit and that bulk sampling was underway and nearing completion at both Suhanko property deposits, Ahmavaara and Konttijarvi. The results of the 2007 in-fill drilling programs will be incorporated into an updated mineral resource estimate. On October 31, 2007 the Company released the results of a mineral resource estimate and re-scoping study for the APP.

On October 11, 2007, the Company announced that it had acquired a 100% interest in what it believes is the prospective portion of the Shawmere Anorthsite Complex, located 110 kilometers southwest of Timmins, Ontario. The Company intends to conduct a grassroots exploration program in the spring of 2008 to assess the area's potential for PGM-nickel-copper mineralization similar to that found at its Lac des Iles mine.

Metals Marketing

Currently, the Company is delivering and selling all of its palladium production into the spot market with one or more commodity dealers and manufacturers. For the three months ended September 30, 2007, the Company realized a weighted average cash price of US$347 per ounce on its physical deliveries of palladium into the spot market. The Company expects that palladium prices will continue to be at or near current levels for the balance of 2007. The average spot price was US$349 per ounce for the third quarter of 2007 (reaching a high of US$371), compared to an average price of US$324 per ounce for same period last year. The palladium price has displayed consistent strength over recent quarters, as indicated in the chart below from Johnson Matthey.

Source: Johnson Matthey

For the three months ended September 30, 2007, the Company recorded by-products metals revenue of $21.5 million representing 59% of revenue in the quarter. Of the by-product metals revenue, nickel was $7.0 million (19%) and platinum was $6.7 million (18%) of revenue for the three months ended September 30, 2007.

During 2007 and throughout 2006, the Company sold metal into the spot market. The Company does not currently have any commodity or foreign exchange hedging arrangements.

MANAGEMENT'S OUTLOOK

There is no apparent pattern of variability or seasonality affecting the Company's operations. The principal drivers of the Company's performance are its monthly production of PGM and by-product metals from its Lac des Iles mine and the corresponding world spot prices of such metals.

Production for the third quarter of 2007 was 69,283 ounces of palladium with an average palladium head grade of 2.24 grams per tonne, and represents a 16% increase over the previous year's third quarter production of 59,756 ounces, with a head grade of 2.20 grams per tonne. This continues the trend of improved volumes and head grade year over year reflecting the impact of the underground mine which has been in commercial production since the second quarter of last year. During the third quarter, the underground mine averaged 1,854 tonnes per day at an average head grade of 5.77 grams per tonne.

Mill availability for the quarter averaged approximately 93% compared to 87% in the same period last year. The Company has revised its year end production target slightly (2%) downward to approximately 285,000 ounces. The underground ore grade was less than anticipated in the third quarter, due to increased hangingwall dilution from a production stope that parallels a known fault. This stope was the main source of underground ore for the quarter. This stope is now mined out and is being backfilled with waste. The Company, at this time, is not anticipating any future occurrences similar to the one stated.

The Company's intensive core exploration program will continue in 2008, with an important component being the continuation of activities on the APP in Finland. In addition, the Company continues to focus on the further definition of the OHGZ at Lac des Iles and projects such as the Shebandowan West Project. A key strategy moving forward will be to continue the pursuit of opportunities to acquire good quality PGM-Ni-Cu projects.

The Company believes that the surplus pressures of the early 2000's have abated and that there is evidence to support the view that the palladium market is moving towards more of a demand-driven pricing environment. This is being evidenced by increasing global catalytic demand, fueled by growing low tolerance emission legislation, and technological advances which could exploit pricing differentials between palladium and platinum.

Critical Accounting Policies and Estimates

Critical accounting policies generally include estimates that are highly uncertain and for which changes in those estimates could materially impact the Company's financial statements. The following accounting policies are considered critical:

(a)
Impairment assessments of long-lived assets

  Each year, the Company reviews the mining plan for the remaining life of mine. Significant changes in the mine plan can occur as a result of mining experience, mineral reserve estimates based on assessed geological and engineering analysis, new discoveries, changes in mining methods and production rates, process changes, investments in new equipment and technology, metal prices, estimates of future production costs and other factors. Based on year-end mineral reserves and the current mine plan, the Company reviews annually its accounting estimates and makes adjustments accordingly.

  The Company assesses long-lived assets for recoverability on an annual basis. When the carrying value of a long-lived asset is less than its net recoverable value, as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset.

  Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment changes.

(b)
Amortization of mining interests

  The Company amortizes a large portion of its mining interests using the unit of production method based on proven and probable reserves.

(c)
Revenue Recognition

  Revenue from the sale of palladium and by-product metals is recognized net of royalties upon the delivery of concentrate to the smelter, which is when title transfers and the rights and obligations of ownership pass. The Company's metals are sold under contracts that provide for final prices that are determined by quoted market prices in a period subsequent to the date of sale. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. Provisional pricing is based upon market prices in the month of recognition. Concentrate awaiting settlement at the smelter is net of estimated treatment and refining costs.

(d)
Mine Restoration Obligation

  Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement obligation is capitalized as part of mining interests and amortized over the estimated life of the mine. The estimated asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED

(a)
Financial Instruments – Recognition and Measurement

  In December 2006, the CICA released new Handbook sections 3862, "Financial Instruments – Disclosures", and 3863, "Financial Instruments – Presentation", effective for fiscal years beginning on or after October 1, 2007. Section 3862, describes the required disclosures related to the significance of financial instruments on the Company's financial position and performance and the nature and extent of risks arising for financial instruments to which the entity is exposed and how the entity manages those risks. This section complements handbook sections 3855, "Financial Instruments – Recognition and Measurements"; 3863, "Financial Instruments – Presentation; and 3865, "Hedges". Section 3863, establishes standards for presentation of financial instruments and non financial derivatives. This section complements handbook section 3861, "Financial Instruments – Disclosure and Presentation". The Company has not yet determined the effect these new standards will have on its financial position and results of operations.

(b)
Capital Disclosures

  In December 2006, the CICA released new Handbook section 1535, "Capital Disclosures", which establishes standards for disclosing information about a Company's capital and how it is managed, to enable users of financial statements to evaluate the Company's objectives, policies and procedures for managing capital. This section will apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company has not yet determined the effect these new standards will have on its financial position and results of operations.

OUTSTANDING SHARE DATA

As of November 5th, 2007, there were 56,377,791 common shares of the Company outstanding and options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire 356,433 common shares of the Company at an average strike price of $9.89.

RISKS AND UNCERTAINTIES

The price of palladium is the most significant factor influencing the profitability of the Company. In the nine months ended September 30, 2007, sales of palladium accounted for approximately 46% (September 30, 2006 – approximately 47%) of the Company's revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other PGM producing countries, particularly Russia and South Africa. The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

Currency fluctuations will affect financial results since the prices of the Company's products are denominated in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred mainly in Canadian dollars. As a result, any strengthening of the Canadian dollar relative to the United States dollar has a negative impact on the Company's revenue and profitability.

The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining. Currently the Company sells all of its concentrate to one smelting firm under a contract that was renegotiated during the second quarter of 2007 for a three year term that expires on March 31, 2010. This agreement may be extended on an annual basis for an additional two years by mutual agreement of both parties if such agreement is reached no later than six months prior to the anniversary date of March 31, 2010.

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for the information disclosed in this management's discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable. For the interim period ended September 30, 2007, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The effectiveness of these controls is evaluated annually through regular internal reviews. Our external auditors have not conducted a review or audit of the controls or the documentation relating to this initiative.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For the interim period ended September 30, 2007, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP.

For the Company the examination of these controls is the first major impact of Sarbanes Oxley regulations as they become adopted in Canada. Historically, we have been confident in our ability to report accurate financial information on a timely basis and we were comfortable that the control environment that existed to enable this reporting was sufficient and appropriate. The real impact of this requirement then is not to change our controls or the control environment but to require us to document the various forms that these controls take and provide a basis for measuring the effectiveness of these controls annually through regular reviews. Our external auditors have not conducted a review or audit of the controls or the documentation relating to this initiative.

OTHER INFORMATION

Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission's website at www.sec.gov.

1 Non-GAAP Measures

This management's discussion and analysis refers to cash cost per ounce and operating cash flow which are not recognized measures under Canadian GAAP. Such non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors and others who follow the Company's performance assess performance in this way. Management believes that these measures better reflect the Company's performance for the current period and are a better indication of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following tables reconcile these non-GAAP measures to the most directly comparable Canadian GAAP measure:

(a)
Reconciliation of Cash Cost per Ounce to Financial Statements

	Three Months Ended September 30		Nine Months Ended September 30
(thousands of dollars except per ounce amounts) 2007		2006	2007	2006

Production costs including overhead	$28,845	$30,305	$94,535	$82,905
Smelter treatment, refining and freight costs 5,510		3,999	16,505	10,950

	34,355	34,304	111,040	93,855
Less by-product metal revenue	21,454	21,687	81,425	56,984

	12,901	12,617	29,615	36,871

Divided by ounces of palladium	57,686	52,701	189,085	133,735
Cash cost per ounce (C$)	224	239	157	276
C$ exchange rate	0.996	1.115	1.070	1.132

Cash cost per ounce (US$)	225	215	146	243

(b)
Reconciliation of Cash Flow from Operations, Prior to Changes in Non-Cash Working Capital (Operating Cash Flow) to Financial Statements*
	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

Operating Cash Flow	$4,068	$2,716	$39,970	$1,491
Changes in Non-cash Working Capital	5,375	(3,364)	(25,015)	(29,706)

Cash Provided by Operating Activities	$9,443	$(648)	$14,955	$(28,215)

*
Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this MD&A, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the integrated operation of the Company's underground mine and the open pit mine remain viable operationally and economically; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected.

The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.